Inergy, L.P.

Inergy Finance Corp.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

April 4, 2011

VIA EDGAR AND OVERNIGHT MAIL

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Inergy, L.P.

Registration Statement on Form S-4

Filed February 16, 2011

File No. 333-172313

Dear Mr. Owings:

This letter supplements the Registration Statement on Form S-4 of Inergy, L.P., a Delaware limited partnership (“Inergy”), Inergy Finance Corp., a Delaware corporation (“Finance Corp”) and the co-registrants (together with Inergy and Finance Corp, the “Registrants”) with respect to an offer to exchange up to $600 million of Inergy and Finance Corp’s 7% Senior Notes due 2018 (the “Exchange Offer”), which were originally issued on September 27, 2010 in a Rule 144A transaction. In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), the Registrants hereby confirm and represent as follows:

1. The Registrants are registering the Exchange Offer in reliance on the Staff’s position set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”).

2. The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Old Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the New Notes, such person (i) cannot rely on the Staff position enunciated in the Exxon Capital Letter or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

3. None of the Registrants nor any affiliate of the Registrants has entered into any arrangement or understanding with any broker-dealer to distribute the New Notes.

4. The Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

5. The Registrants will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Terms used and not otherwise defined in this letter have the meanings given such terms in the prospectus forming a part of the Registration Statement.

If any additional supplemental information is required by the Staff, please contact Ms. Gillian A. Hobson of Vinson & Elkins L.L.P at 713-758-3747.

Very truly yours,

INERGY, L.P.

By:	Inergy GP, LLC,
its Managing General Partner

By:	/s/ R. Brooks Sherman, Jr.
Name:	R. Brooks Sherman, Jr.
Title:	Executive Vice President and Chief Financial Officer

INERGY FINANCE CORP.

By:	/s/ R. Brooks Sherman, Jr.
Name:	R. Brooks Sherman, Jr.
Title:	Executive Vice President and Chief Financial Officer

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INERGY PROPANE, LLC
INERGY MIDSTREAM, LLC
L & L TRANSPORTATION, LLC
INERGY TRANSPORTATION, LLC
FINGER LAKES LPG STORAGE, LLC
INERGY GAS MARKETING, LLC
INERGY STORAGE, INC.
STELLAR PROPANE SERVICE, LLC
CENTRAL NEW YORK OIL AND GAS COMPANY, L.L.C.
INERGY SALES & SERVICE, INC.
ARLINGTON STORAGE COMPANY, LLC
US SALT, LLC
LIBERTY PROPANE GP, LLC
LIBERTY PROPANE, L.P.
	By:	Inergy Propane GP, LLC, its general partner
LIBERTY PROPANE OPERATIONS, LLC
INERGY PIPELINE EAST, LLC
TRES PALACIOS GAS STORAGE LLC
INERGY PARTNERS, LLC
IPCH ACQUISITION CORP.

By:	/s/ R. Brooks Sherman, Jr.
Name:	R. Brooks Sherman, Jr.
Title:	Executive Vice President and
Chief Financial Officer

cc:	Gillian A. Hobson, Esq.
Vinson & Elkins L.L.P.
Via Facsimile